UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2023

Commission File Number: 001-39543

VIA optronics AG

(Translation of registrant’s name into English)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On December 1, 2023, VIA optronics AG issued a press release providing an update on the temporary suspension of management board member, Jürgen Eichner. A copy of the press release is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	VIA optronics AG Provides Further Update to Recent Management Communications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: December 1, 2023	By:	/s/ Roland Chochoiek
	Name:	Roland Chochoiek
	Title:	Chief Executive Officer